Exhibit 99.1

BlueCity Announces Shareholders’ Approval of Merger Agreement

BEIJING, JULY 29, 2022 – BlueCity Holdings Limited (“BlueCity” or the “Company”) (NASDAQ: BLCT), a leading online LGBTQ platform, today announced that at an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 30, 2022, among the Company, Multelements Limited (the “Parent”), and Diversefuture Limited, a wholly-owned subsidiary of Parent (the “Merger Sub”), pursuant to which the Merger Sub will be merged with and into the Company, with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the consummation of the transactions contemplated thereby, including the Merger.

Approximately 48.1% of the Company’s total outstanding Class A ordinary shares and Class B ordinary shares (together, the “Shares”), including Class A ordinary shares represented by the Company’s American depositary shares (the “ADSs”), voted in person or by proxy at the extraordinary general meeting. Each shareholder has one vote for each Class A ordinary share held and five votes for each Class B ordinary share held. These shares represented approximately 74.4% of the total outstanding votes represented by the Company’s total Shares outstanding as of 10:00 a.m. (New York City time) on the share record date on July 15, 2022. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were approved by approximately 95.7% of the total votes cast at the extraordinary general meeting, and were therefore duly authorized and approved by way of special resolutions as required by, and in compliance with, the Companies Act of the Cayman Islands.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying all other conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Merger would result in the Company becoming a private company and its ADSs would no longer be listed or traded on any securities exchange or quotation system, including the Nasdaq Global Market, and the Company’s ADS program would be terminated.

Safe Harbor Statement

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in the Schedule 13E-3 transaction statement and the proxy statement and other documents filed with the United States Securities and Exchange Commission by the Company and certain other filing persons. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About BlueCity Holdings Limited

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ community providing a comprehensive suite of services to foster connections and enhance the wellbeing of the LGBTQ community. The company fulfills both the daily and lifelong needs of its members through a wide range of targeted and tailored services, including social networking, livestreaming and health-related services. With commitment to providing high-quality user experience, ensuring privacy protection, and promoting community health and well-being, BlueCity has captured the hearts and minds of LGBTQ people across the globe. Available in 13 languages, BlueCity’s mobile app Blued has connected more than 60 million registered users in about 170 countries and regions.

For more information, please contact:

In China:

BlueCity Holdings Limited

Investor Relations

Phone: +86 10-5876-9662

Email: ir@bluecity.com

The Blueshirt Group

Ms. Ally Wang

Phone: +86 139-0106-6802

Email: ally@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com